SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                                     Commission File Nos. 1-4814

                           NOTIFICATION OF LATE FILING

         (Check One):  [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-QSB
[ ] Form N-SAR

For the Period Ended: DECEMBER 31, 2003

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 10-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: ___________________________________.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full Name of Registrant:      Aris Industries, Inc.
                              -------------------------------

Former Name if applicable:    N/A
                              -------------------------------

Address of principal executive office (STREET AND NUMBER):  525 Seventh Avenue
                                                            --------------------

City, State and Zip Code:  New York, NY 10018
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                        PART II. RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]     (a)     The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)     The  accountant's  statement or other exhibit  required  by Rule
        12b-25(c) has been attached if applicable.


                              PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the Iprescribed time period. (Attach extra sheets if needed.)

        As a result of the reduction in the number of employees, the Company has been unable to complete the financial statements and related sections of the Form 10-K.


                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

Paul Spector           (212)                      354-4600
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(Name)              (Area code)               (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

        (3) Is it anticipated that nay significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

        The Company expects to report earnings before taxes for 2003, compared with a net loss of $13,711,000 for 2002.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2004

                       ARIS INDUSTRIES, INC. (Registrant)

                       By: /s/Paul Spector
                          -----------------------------------------------
                          Paul Spector, Chief Financial Officer